780 NORTH WATER STREET MILWAUKEE, WISCONSIN 53202-3590 Tel 414-273-3500 Fax 414-273-5198 www.GKLAW.COM

January 17, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Attention:

Mara L. Ransom, Assistant Director

Dean Brazier, Staff Attorney

RE:

School Specialty, Inc.
Registration Statement on Form S-1
Filed November 21, 2013
File No. 333-192475

Ladies and Gentlemen:

We are submitting this letter on behalf of School Specialty, Inc. (the “Company” or “School Specialty”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 11, 2013 relating to the Company’s Registration Statement on Form S-1 filed with the Commission on November 21, 2013 (the “Registration Statement”).  Amendment No. 1 to the Registration Statement (“Amendment No. 1”) is being filed concurrently herewith.

Please note that the EDGAR-filed version of Amendment No. 1 has been tagged to indicate the cumulative revisions made to the Registration Statement.

In providing this response, the Company acknowledges that (1) the Company is responsible for the adequacy of the disclosure in the filings; (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

OFFICES IN MILWAUKEE, MADISON, WAUKESHA, GREEN BAY AND APPLETON, WISCONSIN AND WASHINGTON, D.C.

GODFREY & KAHN IS A MEMBER OF TERRALEX®, A WORLDWIDE NETWORK OF INDEPENDENT LAW FIRMS.

Securities and Exchange Commission
January 17, 2014

The Staff’s comments and the Company’s responses are set forth below.  The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics.

General

1.

Staff Comment:  Please update your financial information to provide the unaudited interim period financial information required by Rule 8-08 of Regulation S-X for the quarterly period ended October 26, 2013.

Response:  In response to the Staff’s comment, the Company has incorporated by reference into Amendment No. 1 its quarterly report on Form 10-Q for the quarterly period ended October 26, 2013, which contains the unaudited interim period financial information required by Rule 8-08 of Regulation S-X for the quarterly period ended October 26, 2013.

The Company has also updated related disclosure throughout the filing accordingly.

Cover Page of Prospectus

2.

Staff Comment:  Please include additional disclosure regarding your common stock’s liquidity in the third paragraph within the disclosure of market information.

Response:  The Company has updated the disclosure regarding the liquidity of the Company’s common stock in the third paragraph, as follows:

“Our common stock is quoted on the OTCQB marketplace under the symbol “SCOO.”  The last reported price of our common stock on the OTCQB marketplace on January 10, 2014 was $79.05 per share.  Although our stock is quoted in the OTCQB, it is thinly traded, and as a result our investors do not have a meaningful degree of liquidity. The Selling Stockholders may sell all or a portion of their shares through public or private transactions at prevailing market prices or at privately negotiated prices.”

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Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (414) 287-9258.

Very truly yours,

GODFREY & KAHN, S.C.

/s/ Dennis F. Connolly

Dennis F. Connolly